SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

                                                                            RDA Microelectronics, Inc.
(Name of Issuer)

                                                         Ordinary Shares, par value US$0.01 per share
(Title of Class of Securities)

                                                                                             749394 102
(CUSIP Number)

Robert B. Knauss, Esq.
Managing Director and General Counsel
Warburg Pincus LLC
450 Lexington Avenue
New York, New York 10017
(212) 878−0600

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

_______________________________________________________________________________________

Copy to:

Maurice Hoo, Esq.
Orrick, Herrington & Sutcliffe
43/F, Gloucester Tower, The Landmark
15 Queen’s Road Central, Hong Kong
+852-2218-9100

                                                                                         July 18, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 20 Pages

Page 2 of 20 Pages

CUSIP No. 749394 102
1.	Names of Reporting Persons.
WP Microelectronics Holdings Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization
British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
0
	8.	Shared Voting Power
0
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)
0.0%
14.	Type of Reporting Person (See Instructions)
CO

Page 2 of 20 Pages

Page 3 of 20 Pages

CUSIP No. 749394 102
1.	Names of Reporting Persons.
Warburg Pincus Private Equity VIII, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
0
	8.	Shared Voting Power
0
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)
0.0%
14.	Type of Reporting Person (See Instructions)
PN

Page 3 of 20 Pages

Page 4 of 20 Pages

CUSIP No. 749394 102
1.	Names of Reporting Persons.
Warburg Pincus Netherlands Private Equity VIII I, C.V.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization
Netherlands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
0
	8.	Shared Voting Power
0
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)
0.0%
14.	Type of Reporting Person (See Instructions)
PN

Page 4 of 20 Pages

Page 5 of 20 Pages

CUSIP No. 749394 102
1.	Names of Reporting Persons.
WP-WPVIII Investors, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
0
	8.	Shared Voting Power
0
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)
0.0%
14.	Type of Reporting Person (See Instructions)
PN

Page 5 of 20 Pages

Page 6 of 20 Pages

CUSIP No. 749394 102
1.	Names of Reporting Persons.
Warburg Pincus International Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
0
	8.	Shared Voting Power
0
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)
0.0%
14.	Type of Reporting Person (See Instructions)
PN

Page 6 of 20 Pages

Page 7 of 20 Pages

CUSIP No. 749394 102
1.	Names of Reporting Persons.
Warburg Pincus Netherlands International Partners I, C.V.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization
Netherlands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
0
	8.	Shared Voting Power
0
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)
0.0%
14.	Type of Reporting Person (See Instructions)
PN

Page 7 of 20 Pages

Page 8 of 20 Pages

CUSIP No. 749394 102
1.	Names of Reporting Persons.
WP-WPIP Investors, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
0
	8.	Shared Voting Power
0
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)
0.0%
14.	Type of Reporting Person (See Instructions)
PN

Page 8 of 20 Pages

Page 9 of 20 Pages

CUSIP No. 749394 102
1.	Names of Reporting Persons.
WP-WPVIII Investors LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions)
N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
0
	8.	Shared Voting Power
0
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)
0.0%
14.	Type of Reporting Person (See Instructions)
OO

Page 9 of 20 Pages

Page 10 of 20 Pages

CUSIP No. 749394 102
1.	Names of Reporting Persons.
WP-WPIP Investors LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions)
N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
0
	8.	Shared Voting Power
0
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)
0.0%
14.	Type of Reporting Person (See Instructions)
OO

Page 10 of 20 Pages

Page 11 of 20 Pages

CUSIP No. 749394 102
1.	Names of Reporting Persons.
Warburg Pincus Partners LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions)
N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization
New York
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
0
	8.	Shared Voting Power
0
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)
0.0%
14.	Type of Reporting Person (See Instructions)
OO

Page 11 of 20 Pages

Page 12 of 20 Pages

CUSIP No. 749394 102
1.	Names of Reporting Persons.
Warburg Pincus & Co.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions)
N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization
New York
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
0
	8.	Shared Voting Power
0
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)
0.0%
14.	Type of Reporting Person (See Instructions)
PN

Page 12 of 20 Pages

Page 13 of 20 Pages

CUSIP No. 749394 102
1.	Names of Reporting Persons.
Warburg Pincus LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions)
N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization
New York
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
0
	8.	Shared Voting Power
0
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)
0.0%
14.	Type of Reporting Person (See Instructions)
OO

Page 13 of 20 Pages

Page 14 of 20 Pages

CUSIP No. 749394 102
1.	Names of Reporting Persons.
Charles R. Kaye
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions)
N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization
United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
0
	8.	Shared Voting Power
0
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)
0.0%
14.	Type of Reporting Person (See Instructions)
IN

Page 14 of 20 Pages

Page 15 of 20 Pages

CUSIP No. 749394 102
1.	Names of Reporting Persons.
Joseph P. Landy
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions)
N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization
United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
0
	8.	Shared Voting Power
0
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)
0.0%
14.	Type of Reporting Person (See Instructions)
IN

Page 15 of 20 Pages

Pursuant to Rule 13d-2 promulgated under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), this Schedule 13D/A (this “Amendment No. 4”) amends the Amendment No. 3 to Schedule 13D filed on April 16, 2013 (“Amendment No. 3”), the Amendment No. 2 to Schedule 13D filed on April 4, 2013 (“Amendment No. 2”), the Amendment No. 1 to Schedule 13D filed on November 19, 2012 (“Amendment No. 1) and Schedule 13D filed on April 10, 2012 (the “Initial Schedule 13D”, together with Amendment No. 1,  Amendment No. 2, Amendment No. 3, the “Original Schedule 13D” and, together with this Amendment No. 4, the “Schedule 13D”).

    Except as otherwise indicated, capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Original Schedule 13D.

Item 4.                      Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to include the following:

On December 27, 2013, the Issuer held an extraordinary general meeting of shareholders. At the extraordinary general meeting, the shareholders of the Issuer voted in person or by proxy to approve (i) the agreement and plan of merger, dated November 11, 2013, as amended, between Tsinghua Unigroup Ltd. (“Tsinghua Unigroup”) and the Issuer (the “Merger Agreement”), pursuant to which the Issuer would become a subsidiary of Tsinghua Unigroup (the “Merger”),  (ii) the plan of merger required to be filed with the Registrar of Companies in the Cayman Islands to give effect to the Merger, and (iii) the transactions contemplated thereby, including the Merger.

On July 19, 2014, the Issuer announced in its press release (the “July 2014 Release”) that the Merger has been closed. According to the July 2014 Release, each Ordinary Share, including Ordinary Shares represented by ADSs, issued and outstanding immediately prior to the effective time of the Merger, are cancelled in exchange for the right to receive US$3.083333 per Ordinary Share, or US$18.50 per ADS, under the terms of the Merger Agreement, in each case in cash without interest and net of any applicable withholding taxes, except for (i) Ordinary Shares held by the Issuer as treasury shares, (ii) Ordinary Shares owned by holders who have validly exercised and not effectively withdrawn or lost their appraisal rights pursuant to Section 238 of the Cayman Islands Companies Law, as amended, and (iii) Ordinary Shares held by Citibank, N.A., in its capacity as ADS depositary, that underlie ADSs reserved (but not yet allocated) by the Issuer for issuance upon the exercise of any options or settlement of any restricted share units of the Issuer under its share incentive plans. According to the July 2014 Release, holders of ADSs will also receive US$0.05 per ADS to reimburse such holders for the fees payable by the holders to cancel the ADSs under the relevant depositary agreement.

As a result of the Merger, all of the Ordinary Shares beneficially owned by the Warburg Pincus Reporting Persons prior to the effective time of the Merger have been cancelled in exchange for the right to receive US$3.083333 per Ordinary Share, and the Warburg Pincus Reporting Persons no longer beneficially own any Ordinary Shares of the Issuer.

On July 18, 2014, NASDAQ filed an application on Form 25 with the SEC to delist the Issuer’s ADSs.  According to the July 2014 Release, the Issuer intends to suspend its reporting obligations under the Exchange Act by filing a Form 15 with the SEC in 10 days of such release. 90 days after the filing of the Form 15, or such shorter period as may be determined by the SEC, the registration of the ADSs and the underlying Ordinary Shares under the Exchange Act will be terminated.

Item 5.                      Interest in Securities of the Issuer

Subsections (a), (c) and (e) of Item 5 of the Schedule 13D are hereby amended and restated to read as follows:

(a) As a result of the Merger, all of the Ordinary Shares beneficially owned by the Warburg Pincus Reporting Persons prior to the effective time of the Merger have been cancelled in exchange for the right to receive US$3.083333 per Ordinary Share.

Page 16 of 20 Pages

(c)           Except for the transactions described in Item 4 above, no other transactions in the Ordinary Shares were effected by the Warburg Pincus Reporting Persons or any persons set forth on Schedule I to Amendment No. 1 and Schedule II to the Initial Schedule 13D during the sixty days before the date of this Schedule 13D.

(e)           July 18, 2014.

Page 17 of 20 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated:  July 24, 2014

WP MICROELECTRONICS HOLDINGS LTD.

By:   /s/ Timothy J. Curt
Name:  Timothy J. Curt
Title:     Director

WARBURG PINCUS PRIVATE EQUITY VIII, L.P.
By: Warburg Pincus Partners LLC, its General Partner
By: Warburg Pincus & Co., its Managing Member

By:  /s/ Robert B. Knauss
Name:  Robert B. Knauss
Title:    Partner

WARBURG PINCUS NETHERLANDS PRIVATE EQUITY VIII I, C.V.
By: Warburg Pincus Partners LLC, its General Partner
By: Warburg Pincus & Co., its Managing Member

By:  /s/ Robert B. Knauss
Name:  Robert B. Knauss
Title:    Partner

WP-WPVIII INVESTORS, L.P.
By: WP-WPVIII Investors LLC, its General Partner
By: Warburg Pincus Partners LLC, its Sole Member
By: Warburg Pincus & Co., its Managing Member

By:  /s/ Robert B. Knauss
Name:  Robert B. Knauss
Title:    Partner

WP-WPVIII INVESTORS LLC
By: Warburg Pincus Partners LLC, its Sole Member
By: Warburg Pincus & Co., its Managing Member

By:  /s/ Robert B. Knauss
Name:  Robert B. Knauss
Title:    Partner

Page 18 of 20 Pages

WARBURG PINCUS INTERNATIONAL PARTNERS, L.P.
By: Warburg Pincus Partners LLC, its General Partner
By: Warburg Pincus & Co., its Managing Member

By:  /s/ Robert B. Knauss
Name:  Robert B. Knauss
Title:    Partner

WARBURG PINCUS NETHERLANDS INTERNATIONAL PARTNERS I, C.V.
By: Warburg Pincus Partners LLC, its General Partner
By: Warburg Pincus & Co., its Managing Member

By:  /s/ Robert B. Knauss
Name:  Robert B. Knauss
Title:    Partner

WP-WPIP INVESTORS, L.P.
By: WP-WPIP Investors LLC, its General Partner
By: Warburg Pincus Partners LLC, its Sole Member
By: Warburg Pincus & Co., its Managing Member

By:  /s/ Robert B. Knauss
Name:  Robert B. Knauss
Title:    Partner

WP-WPIP INVESTORS LLC
By: Warburg Pincus Partners LLC, its Sole Member
By: Warburg Pincus & Co., its Managing Member

By:  /s/ Robert B. Knauss
Name:  Robert B. Knauss
Title:    Partner

WARBURG PINCUS PARTNERS LLC
By: Warburg Pincus & Co., its Managing Member

By:  /s/ Robert B. Knauss
Name:  Robert B. Knauss
Title:    Partner

WARBURG PINCUS & CO.

By:  /s/ Robert B. Knauss
Name:  Robert B. Knauss
Title:    Partner

WARBURG PINCUS LLC

By:  /s/ Robert B. Knauss
Name:  Robert B. Knauss
Title:    Managing Director

Page 19 of 20 Pages

CHARLES R. KAYE

By:  /s/ Robert B. Knauss
Name:  Robert B. Knauss
Title:    Attorney-in-Fact*

JOSEPH P. LANDY

By:  /s/ Robert B. Knauss
Name:  Robert B. Knauss
Title:    Attorney-in-Fact*

*Power of Attorney given by Mr. Kaye and Mr. Landy was previously filed with the United States Securities and Exchange Commission on November 26, 2013 as an exhibit to a statement on Form 4 filed by Warburg Pincus Private Equity IX, L.P. with respect to Laredo Petroleum Holdings, Inc. and is hereby incorporated by reference.

Page 20 of 20 Pages